OMB APPROVAL

OMB Number:	3235-0167

Expires:	October 31, 2007
Estimated average burden
hours per response . . . . . 1.50

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 000-09321
Printronix, Inc.

(Exact name of registrant as specified in its charter)
14600 Myford Road, Irvine, California 92606

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule l2g-4(a)(1)(i)	☒	Rule l2h-3(b)(l)(i)	☒
Rule l2g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule l2g-4(a)(2)(i)	☐	Rule l2h-3(b)(2)(i)	☐
Rule l2g-4(a)(2)(ii)	☐	Rule l2h-3(b)(2)(ii)	☐
Rule l5d-6	☐
     Approximate number of holders of record as of the certification or notice date: One
     Pursuant to the requirements of the Securities Exchange Act of 1934, Printronix, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 8, 2008	By:	/s/ Robert A. Kleist
Robert A. Kleist
		Title:	Chief Executive Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and l5d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

SEC 2069 (12-04)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.